Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

                      March 28, 2011

VIA EDGAR

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549 Attn: Kieran Brown
Re:	DWS Income Trust (File No. 811-04049) (the “Registrant”)
Information Statement on Schedule 14C for DWS Core Fixed Income Fund (the “Fund”)

Ladies and Gentlemen:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the information statement of the Fund filed on Schedule 14C (the “Information Statement”), which Mr. Brown provided to John Marten at Vedder Price on March 24, 2011 (the “Comments”).  The Information Statement is intended to provide shareholders of the Fund with information regarding the Fund’s new subadvisor, Fischer Francis Trees & Watts, Inc. (“FFTW”).  The Registrant is filing the definitive Information Statement with the Commission today and intends to mail the Information Statement to Fund shareholders on or about March 30, 2011.

For convenience, I have included each of the Comments before the Registrant’s response.

1.
Comment:  Confirm that the FFTW composite discussed on page 6 of the Information Statement did not contain any registered investment companies with similar investment objectives as the Fund.

Response:  The performance information was based on FFTW’s overall advisory business, which includes management of accounts other than registered investment companies that have investment objectives similar to the Fund’s.  FFTW has confirmed that they do not provide advisory services to any other registered investment company with an investment objective similar to the Fund’s.

2.	Comment: Include FFTW’s address in the description of FFTW.

       Response:  FFTW’s business address has been added to the section headed “Information about Fischer Francis Trees & Watts, Inc. (“FFTW”).”

Please direct any additional questions on this filing to the undersigned at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum
Vice President